UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 5, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains the following:-

1.	A news release dated February 16, 2009 entitled ‘Vodafone Announces Agreement with Opera Software to Enhance Mobile Internet Experience on Handsets’

2.	A news release dated February 16, 2009 entitled ‘Vodafone Ramps up HSPA+ to Deliver Peak Speeds in Excess of 20MBPS in Trials’

3.	A news release dated February 16, 2009 entitled ‘Vodafone Launches New Range of Mobile Phones’

4.	A news release dated February 17, 2009 entitled ‘Vodafone to Boost Backhaul Capacity with New Microwave Technology’

5.	A news release dated February 17, 2009 entitled ‘Vodafone Trials new Product which aims to Boost Mobile Coverage in Homes and Small Offices’

6.	A news release dated February 19, 2009 entitled ‘China Mobile, Verizon wireless and Vodafone Trials Confirm LTE as a Next Generation Candidate for Seamless Global Mobile Services’

7.	A news release dated February 17, 2009 entitled ‘Vodafone and HTC unveil Android-powered HTC Magic’

8.	A news release dated February 26, 2009 entitled ‘Vodafone to Offer Microsoft Online Services with Voice and Data’

9.	Stock Exchange Announcement dated February 4, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated February 10, 2009 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated February 11, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated February 12, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated February 13, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated February 13, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

15.	Stock Exchange Announcement dated February 16, 2009 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated February 17, 2009 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated February 17, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated February 18, 2009 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated February 25, 2009 entitled ‘Transaction in Own Securities’

16 February 2009

VODAFONE ANNOUNCES AGREEMENT WITH OPERA SOFTWARE TO ENHANCE MOBILE INTERNET
EXPERIENCE ON HANDSETS

Vodafone has signed an agreement with Opera Software to develop a custom-made version of the mobile browser Opera Mini aimed at giving customers with low and mid priced handsets a high quality mobile internet experience on the go.

Opera Mini will be available in Vodafone markets across Europe, the Middle East, Asia and Africa. The browser is particularly appealing to customers in developing countries who are likely to experience the internet for the first time through a mobile phone. It allows them to browse the internet on the go even on Java low cost mobile handsets.

Vodafone customers will benefit from the ability to enjoy the full web-browsing functionality on Java mobile phones as well as an icon-based display that is easy to personalise. In addition, customers will be able to take advantage of an easy zoom in and out feature which automatically fits the mobile screen and on selected handsets the ability to view video content from popular sites such as YouTube.

At the same time, web pages are compressed by up to 90 per cent before being sent to the customer’s handset, which means that browsing is fast even in areas of relatively low network speeds. As a result, the handset is able to devote more of its resources to giving the user a high quality browsing experience.

In early trials in Vodafone Egypt, more than 400,000 customers downloaded the product in a month.

As part of the global framework agreement with Opera Software, selected Vodafone operating companies will be able to pre-embed the Vodafone version of the Opera Mini browser on Java-based portfolio handsets or encourage customers to download it themselves.

“We are confident that the agreement with Opera Software will help to ensure that customers will be able to enjoy an even more fulfilling mobile internet experience on their handsets” said Pieter Knook, Vodafone Internet Services Director.

“The agreement between Vodafone and Opera empowers more people around the world to benefit from a fast and user-friendly mobile internet experience,” said Jon von Tetzchner, CEO, Opera Software.

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Opera Software ASA

Opera Software ASA has redefined Web browsing for PCs, mobile phones and other networked devices. Opera’s cross-platform Web browser technology is renowned for its performance, standards compliance and small size, while giving users a faster, safer and more dynamic online experience.

Opera Software is headquartered in Oslo, Norway, with offices around the world.

The company is listed on the Oslo Stock Exchange under the ticker symbol OPERA. Learn more about Opera at http://www.opera.com/.

16 February 2009

VODAFONE RAMPS UP HSPA+ TO DELIVER PEAK SPEEDS IN EXCESS OF 20MBPS IN TRIALS

Vodafone has trialled a 3G HSPA+ mobile broadband connection that delivers maximum(1) download speeds in excess of 20 Mbps in a test environment.

Vodafone achieved one of the fastest 3G data connections currently possible during field trials of the HSPA+ MIMO (Multiple Input Multiple Output) technology on Vodafone Spain’s network in southern Spain and Madrid city centre. The trials were carried out using technology supplied by Ericsson, Huawei and Qualcomm Inc.

The initial test results have confirmed HSPA+ MIMO technology as a good candidate for delivering an enhanced mobile broadband experience in hotspots such as business districts and airports, where customers are offered higher data rates in line with demand.

Earlier this year Vodafone announced the successful trial of “HSPA+ 64QAM” technology which delivered peak speeds of 16 Mbps in a test environment and has been found to be particularly suitable for suburban and rural locations. In this latest trial, Vodafone has further boosted network performance though the introduction of MIMO technology. MIMO technology effectively uses two antennas in both the handset and the base station to split the radio signal into two separate streams enhancing network capacity as well as the user experience even in dense urban environments.

“Breaking the 20Mbps peak speed barrier in tests through HSPA+ MIMO is yet another key milestone in the evolution of 3G Mobile Broadband technology and raises the prospect of higher network performance for our customers in selected hotspots,” said Andy MacLeod, Global Networks Director of Vodafone. “These test results mean that we will be able to derive even more value from our existing 3G infrastructure while raising the quality of service for our customers.”

Both 64QAM and MIMO features require new HSPA+ mobile broadband devices. Vodafone is working with its device vendors on the trialing, testing and validation of these devices ready for commercial availability.

HSPA+ technology is the next evolutionary step in the (3G) HSPA roadmap. It significantly enhances performance through the use of a more advanced modulation technique called 64QAM as well as through the use of multiple antennas on both base stations and data devices (MIMO).

Vodafone is now looking at advancing the HSPA+ roadmap still further through investigating Dual Carrier-HSPA, which uses the aggregation of two adjacent radio channels to further enhance the customer’s experience.

At present, Vodafone mobile broadband customers can download data and surf the net at speeds of up to a theoretical peak rate of 7.2 Mbps, experiencing an unparalleled mobile experience.

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Editors’ Notes

1The maximum download speed reflects the highest instantaneous data rate as seen by the customer during a download in optimum conditions in a test environment. In a real network, customer experience will depend on additional factors such as the distance the customer is from a base station, the actual cell load during peak hours as well as network design and performance enhancement techniques.

The maximum practical peak data rate is at least 25% lower than the maximum theoretical rate due to a minimum overhead margin. This is the minimum overhead necessary for operation in a live network. Peak rates are also determined by the corresponding device capability.

HSPA+ technology (HSPA Evolution) refers to a set of technology enhancements predominantly driven by the 3GPP Release 7 standard that support the evolution of HSPA towards higher user throughput and improved packet service experience.

Dual Carrier HSPA refers to a new standardized feature by the 3GPP Release 8 standard that combines two HSDPA or HSPA+ 64QAM adjacent carriers into a single user transmission.

About Vodafone

Vodafone is the world’s leading mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

Get daily updates at our Mobile World Congress Blog http://barcelonablog.vodafone.com

Visit our mobile site at http://vodafone.mobi.

16 February 2009

VODAFONE LAUNCHES NEW RANGE OF MOBILE PHONES

•     FIRST CONSUMER GPS PHONE

•     NEW ‘ENTRY’ MOBILES INCLUDING MOST AFFORDABLE OF ITS KIND

•     LAUNCH OF CATWALK COLLECTION

Vodafone’s most affordable mobile phone ever, and Vodafone’s first own branded consumer GPS mobile phone will launch in the coming months, as part of a range of well designed, stylish and great value Vodafone branded handsets.

3G range

The Vodafone 835 is Vodafone’s first consumer 3G mobile phone with built-in GPS made specifically for the Vodafone Find and Go navigation application and the extensive range of Vodafone’s mobile internet services. The mobile is a slim candy style available in a premium silver metal finish with a 2.4 inch colour display, suitable for email and mobile browsing. Key features include embedded Vodafone Music and Google Maps, support for email, MMS, Vodafone Messenger for instant messaging, 2MP camera, a second camera for video calls, BlueTooth, FM radio, and a slot for extra memory. The Vodafone 835 will be available across Europe from spring on contract.

Also joining the range are the Vodafone 735 and Vodafone 736

The Vodafone 736 is a compact, affordable and stylish slider mobile with a 2 inch colour display suitable for email and mobile internet, and comes complete with Google Maps, Vodafone Music and Vodafone Messenger. It also has a 2MP camera, BlueTooth, FM radio, and a slot for extra memory. The Vodafone 735 is a candy bar version of the mobile. The Vodafone 736 will be available in rose, white and silver, while the Vodafone 735 will come in black, and be available in Europe from the spring on pre-pay.

2G range

The Vodafone 135 is a candy bar style mobile designed to make mobile communications affordable in developing markets thanks to a short two line black and white display suitable for calls and texts. Its design makes it the most affordable phone of its kind on the market. It will be available in the summer in black in developing markets on pre-pay.

The Vodafone 235 is a candy bar style 2G mobile with a 1.5 inch colour display and FM radio, suitable for calls and texts. Other features include a vibrating alert, alarm clock, a speakerphone and headset jack, polyphonic ring tone functionality and games. The phone will be available in black from the spring, mainly in developing markets.

Vodafone 527 and 533 ‘Catwalk Collection’

Following the success of the Vodafone 527 Rainbow range of mobile phones, Vodafone will launch a new ‘Catwalk Collection’ of Vodafone 527 mobiles in bright and sporty spring colours: violet, ice, rose, lemon and sky. The Vodafone 533 slider mobile will also boast this season’s new look classic colours: gold, candy, ice, violet and petrol.

Available in Europe from March, these handsets are great value for customers who want a stylish, great value mobile with a built-in camera, MMS, FM radio, MP3 player, Bluetooth and external memory slot.

Patrick Chomet, global director of terminals for Vodafone Group, welcomes the new additions. “In Europe we recognise the importance of keeping design fresh by introducing seasonal collections as well as making services like sat nav available on specifically designed, good value handsets. Such versatility of design will add further opportunity for us to continue to deliver on our data strategy,” he says.

“We’re really pleased to be building on the success we have achieved over the last two years, giving millions of customers access to mobile communications, in some cases, for the first time. In order to ensure we continue our success and offer customers great value, good design, quality and style, we continually review and refresh our range. The Vodafone 135 and the Vodafone 235 in particular offer something new for those people who want to own a mobile for the first time,” he says.

Full details of availability and pricing will be announced in due course.

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Notes to editors:

Vodafone, the Vodafone logo, Vodafone Find and Go and Vodafone Messenger are trade marks of the Vodafone Group.

About Vodafone

Vodafone is the world’s leading mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

Get daily updates at our Mobile World Congress Blog http://barcelonablog.vodafone.com

Visit our mobile site at http://vodafone.mobi.

This release replaces the one issued at 07:00 this morning under RNS number: 4096N

17 February 2009

VODAFONE TO BOOST BACKHAUL CAPACITY WITH NEW MICROWAVE TECHNOLOGY

Vodafone is trialling new microwave technology that is set to quadruple current backhaul capacity in channelling voice and data traffic away from base stations while enhancing performance and quality of service levels for customers.

Vodafone has carried out a series of trials investigating the potential of Ethernet microwave which is capable of greatly enhancing the performance of existing microwave backhaul technology.

Under current estimates, the upgrade from typical microwave backhaul technology to Ethernet microwave backhaul technology is capable of raising peak capacity from around 32 Mbps to around 180 Mbps using the same frequency range.

The Ethernet-based point-to-point technology is also designed to support IP based traffic from the Radio Access Network by deploying an adaptive modulation technique that increases throughput, decreases latency while improving quality of service levels for customers.

As the performance boost is based on upgrading the cheaper electronics in the cabinet rather than the more expensive microwave dish itself, the move also offers cost efficiencies.

“As Radio Access Networks are upgraded to reflect growing demand for mobile broadband services, it is important to ensure that the backhaul is able to deliver on that potential,” said Andy MacLeod, Global Network Director of Vodafone. “The trials show that Microwave Ethernet technology can play a role in maintaining high levels of mobile broadband performance for our customers through adopting a holistic approach to maintaining service levels.”

The technology is expected to be commercially available from the end of 2009.

The initiative forms part of Vodafone’s Backhaul Evolution Programme designed to boost network efficiency and offer customers unparalleled levels of network performance. As well as replacing leased lines with more cost effective Microwave technology, the programme has seen Vodafone deploy both fibre and DSL to base stations in areas with particularly high demand for capacity.

The move comes as Vodafone continues to upgrade its Radio Access Networks to match growing demand for mobile broadband services, made more popular through the rise in sales of data dongles and attractive bundles offering more value for money.

Vodafone has already deployed hotspots offering peak theoretical speeds of 7.2 Mbps in selected countries across its global networks to ensure that customers are getting the performance they require.

Vodafone recently announced ongoing trials of HSPA+ technology achieving peak data download rates of up to 20 Mbps.

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

17 February 2009

VODAFONE TRIALS NEW PRODUCT WHICH AIMS TO BOOST MOBILE COVERAGE IN HOMES AND SMALL
OFFICES

Vodafone is trialling a new product designed to improve 3G mobile signals in areas of homes and offices which may have lower levels of network coverage.

Trials are currently underway in a number of Vodafone markets to assess the potential of the new product.

The product is based on technology which consists of a powered booster box connected to a small antenna that amplifies existing 3G signals from the wide area network to offer enhanced reception over a range of up to 9 metres.

The antenna is positioned where the mobile 3G network signal is strongest, either inside or outside the home or office and the booster is located inside where an improved signal is required.

During initial trials in Vodafone Egypt, users reported improvements in network performance including enhanced voice call reception and improved 3G data speeds within parts of the building which had previously only been able to offer low coverage levels.

“The trials are part of Vodafone’s ongoing commitment to develop new and innovative ways to enhance our customers’ mobile experience.” said Global Networks Director Andy MacLeod. “This product may help to improve performance in areas where customers may experience isolated spots of low coverage within the home or small office. Initial results are encouraging and we are now looking to get wider feedback from a broader set of customers.”

The product differs from a femtocell in that it strengthens the signal from the existing network rather than creating a new dedicated coverage zone. Vodafone is looking at both technologies to see how they can each meet the individual needs of customers.

In December, Vodafone Spain announced a pilot of femtocell technology with Vodafone Access Gateway. These access gateways connect 3G devices to the core network via broadband DSL and the pilot scheme was rolled out to a limited number of enterprise customers to assess its effectiveness in delivering wireless high-speed data and voice services.

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For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

19 February 2009

CHINA MOBILE, VERIZON WIRELESS AND VODAFONE TRIALS CONFIRM LTE AS A NEXT GENERATION CANDIDATE FOR SEAMLESS GLOBAL MOBILE SERVICES

China Mobile, Verizon Wireless, a joint venture of Verizon Communications and Vodafone, and Vodafone announce that they have taken significant steps in developing the next-generation technology LTE as a truly global radio access technology, following yesterday’s LTE FDD/TDD Convergence Summit at the Mobile World Congress in Barcelona.

As part of their ongoing three-way trials, the operators have successfully demonstrated in laboratory conditions the time division version of LTE (TD-LTE) showing that the technology is capable of operating effectively in both unpaired as well as paired spectrum.

In addition to these initial results, a range of chipset suppliers including ST-Ericsson and Qualcomm are developing equipment capable of supporting both Frequency Division Duplex (FDD) and Time Division Duplex (TDD) flavours of the LTE technology in a single device.

The trials are a step towards the goal of developing a single device capable of operating on TD-LTE technology in the case of unpaired spectrum or LTE FDD technology in the case of paired spectrum

The availability of a converged LTE FDD and TD-LTE system is set to enable an effective solution for both paired and unpaired spectrum. This also raises the prospect of providing greater interoperability between different global operators offering customers greater levels of convenience.

The TD-LTE portion of the trial, which involves seven vendors, will progress to full field trials in the second half of 2009. The locations for these field trials have been agreed in China, Europe and India.

The corresponding LTE FDD trials are progressing as planned and are now well into the final field trial stages where peak download speeds of up to 50 to 60 Mbps using 10 MHz bandwidth have been demonstrated. These field trials, which will also be introduced for the TD-LTE trials, create real-world loaded network conditions by using multiple base stations and terminal devices.

LTE’s potential as a flexible global technology with a strong eco-system was the core theme presented at yesterday’s LTE FDD/TDD Convergence Summit. The event attended by regulators, operators and vendors, was jointly hosted by China Mobile, Verizon Wireless and Vodafone with an endorsement from the GSMA and TD Alliance.

LTE technology is designed to deliver a range of customer benefits including higher speeds and enhanced throughput performance and lower latency thanks to improved spectral efficiency.

LTE is an evolution of existing 3G (WCDMA, TD-SCDMA and CDMA) cellular networks and has the advantage of offering inter-working with existing 3G technologies.

For media enquiries please contact:

China Mobile Public Relations:
Tel: +86-10-6600-6688

Email: lijun@chinamobile.com

Verizon Wireless Corporate Communications:
Tel: +1-917-968-9175

Email: Jeffrey.Nelson@verizonwireless.com

Vodafone Group Media Relations:
Tel: +44-1635 664444

About China Mobile

China Mobile has been playing a leading role in the development of the mobile communications industry in China and holds an important position in the international arena as well. After over ten years of efforts, China Mobile has established a comprehensive network with large coverage, high quality, rich variety of businesses and first-class customer services. With more than 360 thousand mobile base stations and more than 450 million subscribers, China Mobile ranks first in the world in terms of network scale and customer base.

For eight consecutive years, China Mobile has been listed in Fortune 500 with a latest ranking of 148. For more information, please visit www.chinamobile.com.

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable and largest wireless voice and data network, serving more than 80 million customers. Headquartered in Basking Ridge, N.J., with more than 85,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). For more information, visit www.verizonwireless.com. To preview and request broadcast-quality video footage and high- resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

Vodafone and HTC unveil Android-powered HTC Magic

•                  Vodafone extends world-class range of Internet phones with latest AndroidTM-powered smartphone from HTC

•                  HTC Magic smartphone exclusive to Vodafone customers initially in UK, Spain, Germany and France (SFR) and non-exclusively in Italy. More countries to follow.

•                  Online registration for early information on pricing and availability now open for customers

•                  Android platform gives customers easy-to-access downloads from Vodafone and Android MarketTM

BARCELONA — Feb 17, 2009 — Vodafone and HTC Corporation today announced the HTC Magic smartphone, Vodafone’s first Android-powered mobile, which will be available in the spring.

The stylish new handset is exclusive to Vodafone in the UK, Spain, Germany and France (SFR) and available on a non-exclusive basis in Italy. Customers can ensure that they are the first to receive information about the HTC Magic’s availability, pricing and pre-ordering by registering their interest via their local Vodafone website from today.

The introduction of the HTC Magic is the result of a successful relationship between Vodafone and HTC, and Vodafone’s joining, late last year, of the Open Handset Alliance.

A tablet-style device, with a sleek design and unprecedented compactness for a smartphone featuring the Android platform, the HTC Magic enables a superior mobile internet experience, providing broad flexibility for personalisation via the application-rich Android Market. Available in white in the UK, Spain and France, black in Germany and in both colours in Italy, the HTC Magic will be for sale in several other Vodafone markets over the next few months.

“Delivering an unbeatable mobile internet experience for our customers is a priority for Vodafone, so we are very excited to be introducing our first Android-powered smartphone in the spring,” says Patrick Chomet, Global Director of Terminals, Vodafone Group. “Following our joining of the Open Handset Alliance, we have worked very closely with HTC to bring this cool new phone to the market. Our customers want to access a wide range of the most attractive mobile devices to help them make the most of their time - the HTC Magic helps meet that need.”

“The HTC Magic embodies the compact style and sophistication for which HTC has come to be known, with the powerful and intuitive internet experience for which the Android platform was designed,” says Peter Chou, president and CEO, HTC Corporation. “We are proud of our partnership with Vodafone and excited about making the Android-powered HTC Magic available to Vodafone customers in Europe.”

“The announcement of the HTC Magic is an important step for Android and the Open Handset Alliance,” says Andy Rubin, Senior Director of Mobile Platforms at Google. “With it, Vodafone is opening up the mobile web for consumers across Europe and giving more third-party developers a platform on which they can build the next wave of killer applications.”

Available from free on various price plans, the HTC Magic has a 3.2” QVGA touch screen display and features a trackball and navigational buttons for quick, easy access. The HTC Magic includes a variety of email options such as Google MailTM, POP3 and IMAP as well as Google TalkTM for instant messaging.

The HTC Magic has a variety of powerful mobile internet capabilities beginning with an Android-optimised Webkit browser. It also features the popular GoogleTM applications, Google MapsTM and Google SearchTM as well as favourites like YouTubeTM. In addition, Android Market allows for quick and easy downloading of games and applications utilising Vodafone’s fast and reliable network.

Full details of availability and pricing will be available in the future in local Vodafone markets.

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For further information please contact:

Vodafone Group

Media Relations

Tel: 00 44 1635 664444

Image available on request and available for download from www.vodafone.com

Get daily updates at our Mobile World Congress Blog (http://barcelonablog.vodafone.com) Visit our mobile site at http://vodafone.mobi

HTC Media Relations

Cristina Whittington (On behalf of HTC)

+442072294400

htcpr@nelsonbostock.com

Note: HTC Stand @ Mobile World Congress, 1B22 Hall 1

www.htc.com

Android, Android Market, YouTube, Google, Google Search, Google Maps, and Gmail are trademarks of Google Inc. All other company and product names may be trademarks of the companies with which they are associated.

VODAFONE TO OFFER MICROSOFT ONLINE SERVICES WITH VOICE AND DATA

New package will make it easier for small and medium-sized businesses to communicate and collaborate.

REDMOND, Washington and Newbury, England – Feb. 26, 2009 – Microsoft Corp. and Vodafone Group Plc today announced an agreement under which Vodafone will offer businesses a single communications and collaboration solution composed of fixed and mobile voice and data, customer equipment and handsets, and Microsoft Online Services. Hosted by Microsoft and available through Vodafone in this offering, Microsoft Online Services deliver enterprise-class communications and collaboration software as subscription services to businesses of all sizes, including the following:

•                  Microsoft Exchange Online for e-mail and calendars through the PC, phone and browser

•                  Microsoft SharePoint Online for portals, collaboration, search and customized team sites

•                  Microsoft Office Communications Online for instant messaging and presence

•                  Microsoft Office Live Meeting for webconferencing and videoconferencing

Microsoft Online Services are available today in the United States and will be available in other markets in the first half of 2009. Vodafone will initially offer the combined solution in Germany and Spain beginning later in 2009. Following the German and Spanish launches, Vodafone will offer the solution in additional markets.

“The demands on our customers are changing dramatically in today’s complex business and economic environment,” said Tom Craig, Global Business Services Director, Vodafone Group. “By combining Vodafone’s fixed and mobile communication services with Microsoft Online Services we can provide all the elements of a fully hosted communications solution, delivering the real benefits of agility, flexibility, productivity and choice that our customers are demanding.”

With the Microsoft and Vodafone offering, business customers will be able to take advantage of Microsoft Online Services and Vodafone’s voice and data services in one easy-to-manage solution. The fully hosted Vodafone and Microsoft services will help reduce routine maintenance and management tasks, allowing IT staff to concentrate on more business-critical objectives. Customers will be able to take advantage of the range of services offered, with one bill and one provider, making the experience fast, easy and effective.

Vodafone will support the customer directly, while Microsoft will host Microsoft Online Services in its datacenters.

“Today’s announcement is a significant step forward in our partnership with Vodafone,” said Martha Béjar, corporate vice president of the Communications Sector at Microsoft. “Through our work with Vodafone, we’re aiming to provide solutions for a growing number of businesses that are looking for new ways to control costs and do more with less, without impacting the productivity of their people, their most valuable asset.”

Microsoft and Vodafone intend to continue to grow the partnership through future collaboration and development that will yield business solutions and capabilities that integrate Vodafone Voice Services and Virtual PBX, which will ultimately provide a fully converged fixed and mobile communications solution for businesses.

More information on Microsoft Online Services is available at http://www.microsoft.com/online and in the software plus services virtual presskit for the Microsoft Business Division at http://www.microsoft.com/presspass/presskits/Officesoftwareplusservices/default.mspx

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About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 289 million proportionate customers as of 31 December 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

For more information, press only:

Microsoft – In the US:

Alex Vaught, Weber Shandwick

Phone: +1 (425) 452-5462

E-mail: avaught@webershandwick.com

Microsoft – In Europe, the Middle East and Africa:

Kelly McMorran, Weber Shandwick

Phone: +44 20 7067 0505

E-mail: kmcmorran@webershandwick.com

Microsoft – In Asia Pacific:

Tan Xiao Yu, Weber Shandwick

Phone: +65 6825 8032

E-mail: xytan@webershandwick.com

Vodafone Group Media Relations

Phone: +44 (0) 1 635 664444

E-mail: groupmediarelations@vodafone.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft.com/presspass/contactpr.mspx.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 February 2009

Number of ordinary shares transferred:	77,354

Highest transfer price per share:	129.7p

Lowest transfer price per share:	129.7p

Following the above transfer, Vodafone holds 5,329,150,927 of its ordinary shares in treasury and has 52,476,955,336 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 February 2009

Number of ordinary shares transferred:	32,408

Highest transfer price per share:	136.95p

Lowest transfer price per share:	135.4p

Following the above transfer, Vodafone holds 5,329,118,519 of its ordinary shares in treasury and has 52,476,994,126 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 February 2009

Number of ordinary shares transferred:	127,778

Highest transfer price per share:	138.4p

Lowest transfer price per share:	138.4p

Following the above transfer, Vodafone holds 5,328,990,741 of its ordinary shares in treasury and has 52,477,121,904 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 February 2009

Number of ordinary shares transferred:	36,977

Highest transfer price per share:	137.5p

Lowest transfer price per share:	137.5p

Following the above transfer, Vodafone holds 5,328,953,764 of its ordinary shares in treasury and has 52,477,158,881 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 February 2009

Number of ordinary shares transferred:	276,403

Highest transfer price per share:	133.75p

Lowest transfer price per share:	133.37p

Following the above transfer, Vodafone holds 5,328,677,361 of its ordinary shares in treasury and has 52,477,435,284 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
Award of performance shares (1))(2)

Morten Lundal	346.938
Ronald Schellekens	1,836,734

(1)         Conditional awards of shares were granted on 12 February 2009 by the Company in accordance with the Vodafone Global Incentive Plan. The vesting of these awards is conditional on continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (TSR) performance. The free cash flow performance is based on a three year cumulative adjusted cash flow figure. The target free cash flow level is set by reference to the Company’s three year plan and market expectations, 12.5% of the award will vest for target performance, rising further to 50% vesting for maximum performance. The multiplier is based on the TSR of Vodafone Group Plc over the three year performance period 1 April 2008 to 31 March 2011 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 100% for maximum free cash flow performance (50%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 74 of the Company’s 2008 Annual Report, available at www.vodafone.com.

(2)         PDMRs who participate in the Vodafone Global Incentive Plan are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain a minimum level of shareholding equivalent to two times salary.

Stephen Scott

Group General Counsel & Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 February 2009

Number of ordinary shares transferred:	30,514

Highest transfer price per share:	134.75p

Lowest transfer price per share:	134.75p

Following the above transfer, Vodafone holds 5,328,646,847 of its ordinary shares in treasury and has 52,477,465,798 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

RNS: 3972N

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 February 2009

Number of ordinary shares transferred:	127,354

Highest transfer price per share:	132.35p

Lowest transfer price per share:	132.35p

Following the above transfer, Vodafone holds 5,328,519,493 of its ordinary shares in treasury and has 52,477,593,152 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was advised on 16 February 2009 by HSBC Trustee (CI) Limited that on 13 February 2009, Sir John Bond, Chairman of the Company, acquired an interest in 4,291 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 139.5719 per share through reinvestment of dividend income. Following this transaction, Sir John’s total interest in the Company is 237,345 Ordinary Shares.

In addition, the Company was notified on 16 February 2009 by Computershare Trustees Limited that on 6 February 2009 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 138.19p per share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Nigel Halford*	293
Michel Combes	3
Terry Dean Kramer	156
Stephen Roy Scott	293

The Company was further notified on 17 February 2009 by Computershare Trustees Limited that on 11 February 2009 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 133.37p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	188
Michel Combes	188
Terry Dean Kramer	188
Stephen Roy Scott	188

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 February 2009

Number of ordinary shares transferred:	97,040

Highest transfer price per share:	134.1p

Lowest transfer price per share:	134.1p

Following the above transfer, Vodafone holds 5,328,422,453 of its ordinary shares in treasury and has 52,477,690,192 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 February 2009

Number of ordinary shares transferred:	376,197

Highest transfer price per share:	125.5p

Lowest transfer price per share:	125.5p

Following the above transfer, Vodafone holds 5,328,013,965 of its ordinary shares in treasury and has 52,478,098,680 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 5, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary